Sprouts Farmers Market, Inc.

1181 N. Tatum Blvd., Suite 2400

Phoenix, AZ 85028

July 29, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mara Ransom Assistant Director

Re: Sprouts Farmers Market, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-188493

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00pm, Washington, D.C. time on July 31, 2013, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Howard A. Kenny at (212) 309-6843.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Sprouts Farmers Market, Inc.

By:	/s/ Brandon F. Lombardi
Name:	Brandon F. Lombardi
Title:	Chief Legal Officer

cc: Morgan, Lewis & Bockius LLP

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